NEWS RELEASE
REPLICEL LIFE SCIENCES INC. PROVIDES DEFAULT STATUS UPDATE
VANCOUVER, BC, CANADA – June 15, 2022 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing novel, next-generation injection technologies as well as regenerative medicine products in aesthetics and orthopedics, is providing a default status report in accordance with the alternative information guidelines set out in National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”).
On May 3, 2022, the Company announced (the “Default Announcement”) that it made an application to the British Columbia Securities Commission (the “BCSC”) to approve a temporary management cease trade order (“MCTO”) on the basis that it would be unable to file its annual financial statements, accompanying management’s discussion and analysis and required certifications for the year ended December 31, 2021 (the “Annual Filings”) on or before the prescribed filing deadline of May 2, 2022 as required by National Instrument 51-102, Continuous Disclosure Obligations and NI 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, respectively. The application was approved by the BCSC on May 2, 2022 and the MCTO was issued by the BCSC on May 3, 2022. The MCTO prohibits trading in securities of the Company by certain insiders of the Company, whether direct or indirect. The MCTO requires the Annual Filings to be filed on or before June 30, 2022.  The Company anticipates that the Annual Filings will be filed on or before June 30, 2022, and its interim financial statements for the three-month period ended March 31, 2022 will be filed shortly after.
There have been no material changes to the information contained in the Default Announcement or any other changes required to be disclosed under NP 12-203.
The Company will continue to provide bi-weekly updates, as required by NP 12-203, until the Annual Filings have been filed. The Company confirms it will continue to satisfy the provisions of the alternative information guidelines set out in Sections 9 and 10 of NP 12-203 so long as it remains in default of the requirement to file the Annual Filings.
For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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Cautionary Statement Regarding Forward-Looking Statements
This news release includes certain “forward-looking statements” under applicable Canadian securities legislation that are not historical facts. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements made in this news release include, but are not limited, to: the Company’s expectation that the Annual Filings will be made by June 30, 2022, and its interim financial statements for the three-month period ended March 31, 2022 will be filed shortly after. Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including that: the Company may not be able to file the Annual Filings by June 30, 2022 or it’s interim financial statements for the three-month period ended March 31, 2022 shortly after and any additional risks set out in the Company’s public documents filed on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

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